CONSENT OF QUALIFIED PERSON

This consent is provided in connection with the filing of the Annual Report on Form 40-F of Apex Critical Metals Corp. (the "Company") with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto, and any exhibits or documents incorporated by reference therein (collectively, the "Annual Report"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the financial year ended July 31, 2026, the Company's Management's Discussion and Analysis for the financial year ended July 31, 2026, and the Audited Consolidated Financial Statements of the Company for the financial years ended July 31, 2026 and July 31, 2025, including the auditor's report thereon and the notes thereto.

I, Nathan Schmidt, P.Geo., Senior Geologist for Dahrouge Geological Consulting Ltd., hereby consent to (i) the inclusion and incorporation by reference in the Company's Annual Report of references to the scientific and technical information contained in the Company's Annual Information Form for the financial year ended July 31, 2026 and the Company's Management's Discussion and Analysis for the financial year ended July 31, 2026, which scientific and technical information has been reviewed and approved by me; and (ii) the use of and references to my name, including as an expert or "qualified person", in each case where used or incorporated by reference into the Annual Report.

October 29, 2026

/s/ Nathan Schmidt
Nathan Schmidt, P.Geo.